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                               March 15, 2021

       David Boris
       Co-Chief Executive Officer
       Forum Merger III Corporation
       1615 South Congress Avenue, Suite 103
       Delray Beach, Florida 33445

                                                        Re: Forum Merger III
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 16,
2021
                                                            File No. 001-39457

       Dear Mr. Boris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on February 16, 2021

       Interests of Certain Persons in the Business Combination, page 41

   1. If material, please expand the disclosure in the eighth bullet point on page 42 to quantify the out-of-pocket
expenses incurred that would be eligible for reimbursement.
   2. Please expand the disclosure in this section to describe the interests of the subscribers of the PIPE shares.
       Unaudited Pro Forma Condensed Combined Financial Information, page 86

   3. Please update your pro forma financial statements. Additionally, please revise your presentation to include
a column for the historical financial statements of ELM, along with adjustment columns
that separately depict the asset purchase of EVAP Operations by
                                                        ELM and the reverse
recapitalization transaction, as required by Rule 11-02(b)(4) of
                                                        Regulation S-X.
 David Boris
FirstName  LastNameDavid    Boris
Forum Merger   III Corporation
Comapany
March      NameForum Merger III Corporation
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 94

4. Adjustment (D) refers to net proceeds of $1.0 million from the private placement issuance
         of ELM   s common stock. Please tell us the basis for this adjustment.
5.       Please expand your note for Adjustment (E) to:
             Provide a table detailing the assets to be purchased and their relative fair values that
             reconciles to the calculated purchase price; and
             Identify and quantify the major caption of assets and liabilities of EVAP Operations
             that ELM will not acquire under the SERES Asset Purchase Agreement and how this
             reconciles to the adjustment.
6. Adjustment (F) refers to transaction costs of $26.0 million. Please tell us how this amount relates to the transaction costs of $14.2 million recognized in Forum
Merger III   s financial
         statements as of, and for, the period ended September 30, 2020, what transaction(s) it refers to, and how you determined that the total difference between the transaction costs and the deferred underwriting fee payable should be reflected as a reduction to additional paid-in capital.
7. Please expand your note to Adjustment (K) to show how this adjustment was calculated.
Termination, page 116

8. Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.
COVID-19, page 192

9. We note your statement that future COVID-19 developments could result in additional favorable or unfavorable impacts on the business, operations, financial condition, and results of operations of ELM. Please tell us whether COVID-19 has adversely affected
         ELM's business, operations, financial condition, and results of operations and revise your disclosure accordingly.
Management and Board of Directors , page 201

10. Please expand the disclosure on page 202 regarding Mr. Boris to discuss his business experience with Form Merger IV Corporation.
Beneficial Ownership of Securities, page 224

11. Please revise your disclosure on page 225 to identify the natural person or persons who have voting and investment control of the shares held by Alpine Global Management
         LLC.
Financial Information, page F-1

12. Please amend your proxy statement to provide audited financial statements and related
 David Boris
Forum Merger III Corporation
March 15, 2021
Page 3
         information for Electric Last Mile, Inc. as required by Rule 8-04 of Regulation S-X.
Consolidated Balance Sheets, page F-2

13. It appears to us that total liabilities at December 31, 2019 should be $59,692. Please revise your balance sheet as appropriate.
Financial Information - Forum Merger III Corp., page F-2

14. Please revise your proxy statement to provide updated audited financial statements and related information for Forum Merger III Corp. as required by Rule 8-08 of Regulation S-
         X.
Financial Information - EVAP Operations, page F-34

15. Please revise your proxy statement to provide updated audited financial statements and related information for Electric Vehicle Assembly Plant Operations as required by Rule 8-
         04 of Regulation S-X.
General

16. Please revise to discuss the material tax consequences of the business combination to each company's securityholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under
         Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion.
         Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the merger. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences.
         Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Thomas Jones, Staff Attorney at (202) 551-3602 with any other questions.



FirstName LastNameDavid Boris                                  Sincerely,
Comapany NameForum Merger III Corporation
                                                               Division of
Corporation Finance
March 15, 2021 Page 3                                          Office of
Manufacturing
FirstName LastName